BANK OF WALNUT CREEK

EMPLOYEE STOCK OWNERSHIP

AND SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3
Notes to financial statements	4 – 9

Supplementary Information
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

To the Trustees

Bank of Walnut Creek

Employee Stock Ownership and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bank of Walnut Creek Employee Stock Ownership and Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information includes the schedule of assets held for investment purposes referred to as “supplementary information,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplementary information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ Moss Adams LLP

Stockton, California

June 22, 2006

BANK OF WALNUT CREEK

EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

BANK OF WALNUT CREEK

EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS
	DECEMBER 31,
	2005	2004

Cash	$ 3,782	$ 343

Investments at fair value:
Money Market accounts	440,715	323,119
BWC Financial Corp. common stock	13,996,852	9,007,972
Mutual Funds	1,756,825	1,501,931
Loans made to participants	97,782	119,664

Total Investments	16,292,174	10,952,686
Accounts receivable:
Employer contributions	212,782	49,324
Participant contributions	-	21,221
Other	1,402	-

Total Accounts Receivable	214,184	70,545

Total assets	$ 16,510,140	$ 11,023,574

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS

Liabilities
Operating payables	1,412	1,146
Other liabilities	8593	-

Total liabilities	10,005	1,146

Net assets available for benefits	16,500,135	11,022,428

Total liabilities and net assets
available for benefits	$ 16,510,140	$ 11,023,574

2	See accompanying notes

BANK OF WALNUT CREEK

EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,
	2005	2004
Changes in net assets attributed to:
Investment income:
Net appreciation in fair value
of investments	$ 5,250,335	$ 285,817
Interest income	6,761	6,821
Dividends on common stock	132,117	103,297
Other	1,594	-

Net Investment Income	5,390,807	292,638

Contributions:
Participant	630,405	623,782
Employer	498,782	384,923
Other	-	3,789

Total Contributions	1,129,187	1,012,494

Total Additions	6,519,994	1,305,132

Deductions:
Benefits paid to participants	1,042,287	2,322,682

NET INCREASE (DECREASE)	5,477,707	(1,017,550)

Net assets available for benefits –
beginning of year	11,022,428	11,936,681

Net assets available for benefits –
end of year	$ 16,500,135	$ 10,919,131

See accompanying notes	3

BANK OF WALNUT CREEK

EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following description of the Bank of Walnut Creek Employee Stock Ownership and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Bank of Walnut Creek Employee Stock Ownership and Savings Plan was established January 1, 1997. The existing 401(k) plan, which was established January 1, 1988, was incorporated into this new plan as an employee stock ownership plan with a participant directed, defined contribution savings plan covering all eligible employees of Bank of Walnut Creek (a subsidiary of BWC Financial Corp.). The Employee Stock Ownership (ESOP) portion of the plan is a company sponsored profit sharing plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility – All employees who are age 18 and over become eligible to participate in the Plan after 90 days of service. Eligibility for employer matching and profit sharing contributions will occur on the first day of the quarter following completion of one year with at least 1,000 hours of service. Employees do not need to elect to participate in the profit sharing portion of the plan and are automatically enrolled when they become eligible.

Contributions – Eligible participants may elect to personally contribute up to 50% of annual compensation up to a maximum of the Internal Revenue Service’s annual Section 402(g) limit ($14,000 and $13,000 in 2005 and 2004, respectively). Company contributions are voluntary. The Company will match 50% of the employee deferral amount for contributions invested in any one or combination of the five mutual funds or 100% of the employee deferral amount for contributions invested in the BWC Financial Corp. Stock Fund, not to exceed 3% of the employee’s salary. The Company contributed $152,951 and $156,408 for the 401(k) portion of the plan for the years ended December 31, 2005 and 2004, respectively.

The Plan provides for discretionary profit sharing employer contributions to the participants’ profit sharing accounts. Profit sharing contributions and forfeitures are allocated to participants based on the participant’s proportionate share of total compensation paid during the year to all participants in the Plan. The Company contributed $345,831 and $228,515 for the profit sharing portion of the plan for the years ended December 31, 2005 and 2004, respectively.

Participant accounts – Each participant’s self-directed account is credited with the participant’s contribution, the Company’s matching and profit sharing contributions, if any, and fund earnings. Earnings for each fund are allocated based upon participant account balances invested in such funds as defined in the Plan.

Any cash dividends received on unallocated shares of BWC Financial Corp. Stock are allocated to participants in the same manner as Bank profit sharing contributions.

BANK OF WALNUT CREEK

EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Vesting – Employee contributions are 100% vested at all times. In the event of termination due to death, disability or retirement, all balances, including employer matching and profit sharing accounts, are 100% vested.

Participant’s profit sharing accounts vest in accordance with the following schedule:

Years of Service	Vested Percentage

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

Forfeitures – Any portion of the final balance in a participant’s account which is not vested when the participant terminates employment with the Company will be forfeited. All forfeitures will be reallocated to the accounts of remaining participants as of the allocation date of the plan year in which the forfeiture occurs.

Diversification – Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the employee stock ownership plan may elect to diversify a portion of their account. Participants are given the option to diversify 25% of their accounts once each year during a 90 day election period for the five plan years after attaining age 55. At age 60, participants are given a one time option to diversify 50% of their accounts, less the amounts diversified previously.

Investment costs and administrative fees – Investment fees pertaining to the custody of Plan assets and execution of investment transactions as well as all administrative fees pertaining to the third party administrator are paid by the Company.

BANK OF WALNUT CREEK

EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

Loans – A participating employee may borrow money from their account by submitting a written loan application. The loan may not be for less than $2,000 and the total amount of loans outstanding with the plan may not exceed 50% of the vested benefits or $50,000, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at the prime lending rate based on when the loan is signed. Principal and interest is paid ratably through monthly payroll deductions.

Investments – All participant-directed funds (salary deferrals and employer matching contributions) are invested in Mutual Funds pooled separate accounts or in the BWC Financial Corp. Stock Fund, which allows the employee to purchase shares of BWC Financial Corp. Common Stock. Highmark Funds commingle participant funds with funds from other plans and invest these in available mutual funds as elected by the participant. Profit Sharing contributions are non-participant directed and are invested in the BWC Financial Corp. Stock Fund.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as applied to employee benefit plans and in accordance with the plan agreement. A summary of the Plan’s significant accounting policies applied in the preparation of the accompanying financial statements follows.

Asset valuation of investments – Investments are valued at fair market value as determined by quoted market price on each anniversary date of the Plan. Mutual fund separate pooled accounts are valued at the fair market value of the mutual funds in which the funds are invested. Loans made to participants are valued at cost which approximates fair market value.

Employer’s contributions – Contributions from the Company are accrued in the year for which they are authorized by the Board of Directors.

Payment of benefits – Benefits are recorded when paid.

Tax status – The plan obtained its latest determination letter on April 25, 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.

BANK OF WALNUT CREEK

Employee Stock Ownership and Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Estimates in financial statements – In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	DECEMBER 31,
	2005	2004

Investments at fair market value

By quoted market price:
Common stock (held at Union Bank of California):*
BWC Financial Corp.	$ 13,996,852	$ 9,007,972

*	A portion of this stock is non participant-directed

During 2005 and 2004, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	DECEMBER 31,
	2005	2004

BWC Financial Corp. common stock	$ 5,154,716	$ 123,892
Mutual Funds	95,619	161,925

	$ 5,250,335	$ 285,817

BANK OF WALNUT CREEK

EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	DECEMBER 31,
	2005	2004

Net assets:
Money Market Funds	$ 211,836	$ 56,960
BWC Financial Corp. common stock	5,005,168	3,203,046

	$ 5,217,004	$ 3,260,006

	DECEMBER 31,
	2005	2004
Changes in net assets:
Contributions	$ 345,831	$ 228,515
Net appreciation	1,879,667	74,156
Benefits paid to participants	(268,500)	(760,276)

	$ 1,956,998	$ (457,605)

NOTE 5 - PLAN TERMINATION

The Company has announced a plan of termination in connection with the Plan of Merger with First Republic Bank. The termination is subject to the provisions of ERISA and all participants will become 100% vested in their accounts at the time of termination. See Note 8 for additional information

BANK OF WALNUT CREEK

EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - CONCENTRATION OF INVESTMENTS

At December 31, 2005 and 2004, the Plan had a significant portion of plan assets invested in the Plan sponsor’s common stock (BWC Financial Corp.).

The Plan invests in various investment securities which, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Currently there is significant evaluation by Congress and other agencies of regulatory and accounting issues surrounding pension plans. It is possible future changes in regulations may have a significant effect on the Plan operations and/or investments.

NOTE 7 - RELATED-PARTY TRANSACTIONS

Plan investments include shares of BWC Financial Corp. common stock (plan sponsor stock), which qualifies as a party-in-interest transaction.

NOTE 8 – SUBSEQUENT EVENT

The Parent Company of Bank of Walnut Creek, BWC Financial Corp, entered into an Agreement and Plan of Merger with First Republic Bank on May 20, 2006. The Bank of Walnut Creek Employee Stock Ownership and Savings Plan will terminate immediately prior to the Change-of-Control date, but distributions will not be made until after a favorable determination letter is received from the IRS. The Company will appoint an independent third party trustee to assist with the termination of the plan.

SUPPLEMENTARY INFORMATION

BANK OF WALNUT CREEK

EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

SCHEDULE H, LINE 4i - STATEMENT OF ASSETS (HELD AT END OF YEAR)

EIN: 94-2621001 PLAN NUMBER 001

DECEMBER 31, 2005
(a)	(b)	(c)	(d)
Identity of issue,	Description of investment,
borrower, lessor			Current
or similar party		Cost	value

Union Bank of California	Principal Cash	$ 3,782	$3,782

Various participants	Loans bearing interest 4.0% to 8.5%
	maturing through 2028	$ 97,782	$ 97,782

Highmark Funds	Money Market account		440,715
* BWC Financial Corp	393,359 shares Common Stock		13,996,852
Baron	Asset Growth Fund 11,545 shares		524,139
Dreyfus	Appreciation Fund 5,664 shares		225,131
Vanguard	Intermediate Bond Fund 5,738 shares		59,445
Vanguard	Index Fund 1,368 shares		157,238
MFS	Total Return Fund 27,041 shares		415,625
MFS	Value Fund 10,722 shares		248,225
Templeton	Growth Fund 5,537 shares		127,022

Accrued Income			1,402

			$16,297,358
* Party in interest